UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                                                             OMB APPROVAL
                                 FORM 12b-25
                                                      OMB Number:    3235-0058
                         NOTIFICATION OF LATE FILING  Expires:    May 31, 1999
                                                      Estimated average burden
                                                      hours per response .2.50

                                                           COMMISSION  FILE
                                                                NUMBER

                                                                0-25244

(Check One):  [x]Form 10-K  [ ]Form 20-F  [ ]Form 11-K  [ ]Form 10-Q
              [ ] Form N-SAR   For Period Ended:   December 31, 1999
                                                --------------------
     [  ] Transition Report on Form 10-K
     [  ] Transition Report on Form 20-F
     [  ] Transition Report on Form 10-Q
     [  ] Transition Report on Form N-SAR
     [  ] Transition Report on Form 11-K
          For the Transition Period Ended:
                                          ------------------------------------

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Read Instructions (on back page) Before Preparing Form.  Please Print or Type.

  Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
______________________________________________________________________________

PART I   REGISTRANT INFORMATION

Miami Computer Supply Corporation
______________________________________________________________________________
Full Name of Registrant

N/A
______________________________________________________________________________
Former Name If Applicable

4750 Hempstead Station Drive
______________________________________________________________________________
Address of Principal Executive Office (Street and Number)

Dayton, Ohio 45429
______________________________________________________________________________
City, State and Zip


PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     |    (a)  The reasons described in reasonable detail in Part III of this
     |         form could not be eliminated without unreasonable effort or
     |         expense;
     |    (b)  The subject annual report, semi-annual report, transition
     |         report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion
[x]  |         thereof, will be filed on or before the 15th calendar day
     |         following the prescribed due date; or the subject quarterly
     |         report of transition report on Form 10-Q, or portion thereof
     |         will be filed on or before the fifth calendar day following
     |         the prescribed due date; and
     |    (c)  The accountant's statement or other exhibit required by Rule
     |         12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     In attempting to file the subject Form 10-K on a timely basis, technical difficulties arose which caused the Form 10-K to be filed at 18:18 March 30, 2000 and not at 17:25 Eastern Time of the same date when the attempt to transmit and file were initiated. We believe the occurrence of these technical difficulties was beyond our control and, therefore, we have submitted a filing date adjustment request to the Office of Edgar and Information Analysis. The Commission is presently in receipt of the Form 10-K.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Ira H. Stanley               (937)                      291-8282
_________________________     ______________         _________________________
        (Name)                  (Area Code)              (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                         [ x ]  Yes  [  ]  No
______________________________________________________________________________

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                         [  ]  Yes  [ x ]  No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                       Miami Computer Supply Corporation
         _________________________________________________________
                (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date March 31, 2000                 By  /s/ Ira H. Stanley
     -------------------                ----------------------------------
                                        Ira H. Stanley, Vice President and
                                        Chief Financial Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                  ATTENTION
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Intentional misstatements or omissions of fact constitute Federal Criminal
Violations (See 18 U.S.C. 1001).
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                             GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 C.F.R. 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of this form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic files unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).